Exhibit 99.2

SLR Consulting (Canada) Ltd. 55 University Ave., Suite 501, Toronto, ON M5J 2H7

February 26, 2025

Consent of Qualified Person

I, Reno Pressacco, M.Sc.(A), P.Geo., FGC, do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the São Jorge Project, Pará State, Brazil” (the Technical Report), prepared for GoldMining Inc. (the Company), dated February 26, 2025, with an effective date of January 28, 2025, and to the use of extracts from, or the summary of, the Technical Report in the news release of GoldMining Inc. dated February 26, 2025 (the News Release).

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report that supports the News Release.

I also consent to (i) the references to, and the information derived from, the Technical Report and (ii) the references, as applicable, to the undersigned’s name included in or incorporated by reference in the (a) Annual Information Form for the fiscal year ended November 30, 2024, of the Company, which is being filed as an exhibit to the Company’s Annual Report on Form 40- F for the fiscal year ended November 30, 2024, being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-275215) of the Company previously filed with the United States Securities and Exchange Commission.

Regards,

/s/         “R. Pressacco”

Reno Pressacco, M.Sc.(A), P.Geo., FGC

Associate Principal Geologist

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